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VIA EDGAR

April 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc.
Amendment No. 5 to
Draft Registration Statement on Form S-1
Submitted December 22, 2022
CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we are submitting the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 17, 2023, regarding Amendment No. 5 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 22, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 6 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain other updated disclosures, as well as audited financial statements for the year ended December 31, 2022. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Amended Draft Registration Statement submitted December 22, 2022

General

1.	Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: The Company does not believe that any recent significant crypto asset market developments, including recent price volatility of crypto assets or the bankruptcy cases involving FTX US Ltd. and its affiliated debtors (the “FTX Bankruptcy”), have had or will have a material impact on the Company’s business, financial condition or results of operations. As previously disclosed in the DRS, and reflected on pages  19, 86, 93, 98, 105, 137 of the Amended DRS, the Company sold shares of capital stock of Ledger Holdings, Inc. (“LHI”) to West Realm Shires Inc. (“WRS”) (d/b/a FTX US Ltd.) in October 2021. The Company also advises the Staff that it has updated its disclosure on pages  9, 40, 93 and 136 of the Amended DRS to note that Pyth tokens owned by The Bermuda Stock Exchange (“BSX”) that were held in an account with FTX are no longer accessible to BSX as a result of the FTX Bankruptcy. See the Company’s response to Item 17 below for additional details regarding the Pyth tokens held by BSX.

U.S. Securities and Exchange Commission

April 6, 2023

Cover page

2.	Please disclose on the cover page and in Our Company on page 1 limitations on shareholder voting rights, including the 40% limitation on share ownership.

Response: The Company has provided additional disclosure on the Cover Page and on page 1 of the Amended DRS describing the limitations on shareholder voting and ownership as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Risk Factors, page 20

3.	To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: The Company does not believe that it has suffered or will suffer any material reputational harm resulting from the recent disruption in the crypto asset markets as it does not conduct any material business activities in such markets. There has been no material impact on the Company’s operations or financial condition as a result of the recent disruption in the crypto asset markets.

4.	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: The Company informs the staff that the crypto-related products and services currently offered by the Company are not material to its business, and, therefore, it does not consider pending crypto legislation to be material to its business. In the event the Company seeks to launch crypto-related products on its exchanges in the future, such products would be subject to regulatory approval prior to launch, which risks were previously disclosed in the DRS, and are reflected on page 33, “We may not be successful in offering new services or product offerings,” page 35, “Developing and launching regulated products in the cryptocurrency and digital asset markets is highly competitive and may expose us to additional risks,” and page 43, “There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition” of the Amended DRS.

5.	Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response: Because the crypto-related products and services currently offered by the Company are not material to its business, the Company does not believe it currently faces any material risks relating to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

6.	To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: The Company advises the Staff that its board and management have not identified any gaps with respect to the Company’s risk management processes or policies in light of current crypto asset market conditions.

U.S. Securities and Exchange Commission

April 6, 2023

7.	To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

•	Risk of loss of customer demand for your products and services.

•	Financing risk, including equity and debt financing.

•	Risk of increased losses or impairments in your investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

•	Risks from price declines or price volatility of crypto assets.

Response: The Company advises the Staff that:

•	The Company believes that there is no material risk of depreciation in its stock price resulting from disruptions in the crypto asset markets.

•	The Company believes that there is no material risk of loss of customer demand for products and services because the Company’s currently offered crypto products have minimal trading volume and are otherwise immaterial to the Company’s revenues.

•	The Company believes that there is no material financing risk, including equity or debt financing, caused by disruptions in the crypto asset markets.

•	The Company has identified a potential increased risk of loss or impairment associated with disruptions in crypto markets relating to investments made by the Company with certain third parties offering crypto-related products or services. During the year ended December 31, 2022, the Company recorded an impairment charge of $0.6 million, related to the Pyth tokens held in an FTX account (the “FTX Account”), which were no longer accessible and may not be recoverable as a result of the FTX bankruptcy.

•	The Company does not believe there is any material risk of legal proceedings or government investigations associated with recent disruptions in the crypto markets against the Company or its affiliates.

•	The Company believes that there is no material risk to the Company associated with price declines or price volatility of crypto assets.

Business, page 125

8.	To the extent material, please discuss whether any of the recent bankruptcies of companies in the crypto asset markets and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers and counterparties, either directly or indirectly.

Response: The Company advises the Staff that the recent bankruptcies of companies in the crypto markets and the downstream effects of such bankruptcies have not impacted and are not expected to impact the Company other than as described in response to Comment 1 above with respect to the Pyth tokens.

9.	To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

U.S. Securities and Exchange Commission

April 6, 2023

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Response: The Company advises the Staff that it has not identified any material direct or indirect exposure to third parties in the crypto asset markets known to:

•	have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors or had a receiver appointed for them other than as described above.

•	have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	have the crypto assets of any of their customers unaccounted for.

•	have experienced material corporate compliance failures.

U.S. Futures, page 128

10.	We note your response to comments 3 and 4, as well as disclosure updates on pages 130-131. You state that Dorman earns commission fees related to crypto products. Disclosures such as those on pages 30, 126, and 130 say that Dorman provides execution and clearing services to customers. However, disclosures on page 130 say that physically settled crypto asset-related products offered to Dorman clients are cleared and settled directly by Bakkt at the Bakkt warehouse. In addition, your response to comment 4 and disclosures on page 131 say that you do not transact in or execute crypto asset transactions. Please address the items below.

•	Clarify your disclosures to explain what you mean when you say that cash and Physically settled crypto-asset related futures products are “offered” to Dorman customers, including what roles and responsibilities Dorman has related to such products.

•	Specify for us, and revise your disclosures to indicate, who executes Dorman customers’ crypto asset-related transactions and what role, if any, Dorman plays in this activity.

•	Tell us, and revise your disclosures to identify, the specific service or services provided by Dorman that generate commission fees for crypto related products.

•	Also provide us with an accounting analysis detailing your consideration of revenue recognition accounting guidance for revenues related to crypto products, including but not limited to your determination of your customers as defined by ASC 606, identification of your performance obligations, and consideration of timing of your recognition of related revenue.

Response: The Company has updated its disclosure on pages 129-130 and 154-157 of the Amended DRS to more fully describe the execution and clearing services that Dorman Trading provides to its customers. The Amended DRS clarifies that physically settled crypto asset-related futures products are settled, rather than cleared and settled, directly by the Bakkt at the Bakkt Warehouse and that clearing of the physically settled Bakkt crypto products is done by ICE Clear. The Company has further described the role of ICE Futures U.S., ICE Clear as well as the Bakkt Warehouse. The Amended DRS also clarifies that Dorman Trading does not transact or execute crypto transactions except as discussed in the Amended DRS .

The Company further advises the Staff that the statement that “cash and physically-settled crypto asset related futures products are ‘offered’ to Dorman customers” means that Dorman Trading allows clients to execute trades in cash-settled and in one physically-settled crypto asset-related futures product that Dorman Trading will establish and carry for them. The Company has revised its disclosure on page 130 to state that Dorman Trading clients “may trade these products” rather than Dorman Trading “offers” these product to clients.

U.S. Securities and Exchange Commission

April 6, 2023

The Company informs the Staff that Dorman Trading earns commissions for crypto asset-related related products the same way it earns commissions for non-crypto asset-related products: by facilitating client access to various futures markets and establishing and carrying the clients’ futures positions for them. This is the case whether the crypto asset-related product is cash-settled or physically-settled. The CFTC-regulated futures exchanges that list and the CFTC-regulated derivatives clearing organizations that clear the crypto asset-related futures products traded by clients of Dorman Trading operate a model that grants membership to futures commission merchants only. Without access through Dorman Trading or another futures commission merchant, the clients would not be able to access the products on theses futures markets. The Company has supplemented its disclosure on page 130 of the Amended DRS to explain this.

Dorman Trading has performed an accounting analysis of revenue recognition related to its crypto asset-related products in accordance with ASC 606. Dorman Trading has identified certain retail customers and professional traders as its customers as defined by ASC 606. Dorman Trading recognizes revenue on crypto asset-related products in the form of commissions which include sales and brokerage commissions generated by Dorman Trading's customers trading activity. The Company is the principal for commission revenue, as it is responsible for the execution of the customers' purchases and sales, and maintaining relationships with exchanges. Commission revenues on crypto asset-related products are reported on a gross basis and are recognized at a point in time on the trade date when the customer requests the clearance and execution of a trade.

11.	We note your response to comment 4 and related disclosure update on page 131, including that Dorman’s business does not involve custody of crypto assets and that delivery of physical crypto assets are made directly to Dorman Trading clients. Please revise your disclosures to further clarify this process, such as by indicating where accounts receiving the crypto assets would be held, and any relationship Dorman has, if any, to such accounts.

Response: The Company has revised its disclosure on pages 130 and 154-157 of the Amended DRS to provide additional information regarding Dorman’s clearing, settlement and delivery process for physically-settled crypto asset-related products, including the fact that Dorman Trading does not take custody of crypto assets and physical crypto assets are transferred by the Bakkt Warehouse directly into Dorman Trading clients’ account at the Bakkt Warehouse. The revised disclosure provides further details on where accounts receiving the crypto assets would be held and any relationship Dorman Trading has to such accounts, which is solely related to having a view access into the Bakkt Warehouse accounts.

12.	We note the response to comment 5. We also note the disclosure, in the risk factor on page 40, that Dorman Trading’s activities include the safeguarding of client assets. Please address how this disclosure is consistent with the response to comment 5 and/or indicate the nature of the client assets for which the activity of safeguarding assets is provided.

Response: The Company has revised its disclosure on pages 42 and 154 of the Amended DRS to clarify that Dorman Trading’s activities that involve the safeguarding of client assets relate to customer segregated funds that are deposited with Dorman Trading as margin. As described in the Amended DRS, Dorman Trading collects margin from clients in the form of cash and US treasuries for their trading activity and is required by federal law to safeguard those assets by holding them in customer segregated accounts. Dorman Trading does not permit crypto assets like Bitcoin and Ether to be used for margin and Dorman Trading accordingly does not safeguard any crypto assets for its clients.

13.	We note your disclosures on page 130 regarding margin related to Dorman Trading's business. Please revise your disclosures, here or elsewhere as appropriate, to address how you monitor and manage risks of Dorman's involvement in crypto-based products, similar to the level of disclosure you provide for MGEX on pages 153-154 (e.g., discussion of any stress testing and scenarios, margin methodology detail, considerations of customer or Bakkt default, bankruptcy, or similar financial exposures, etc.).

Response: The Company has revised its disclosure in the Amended DRS to address how Dorman Trading monitors and manages risks of Dorman Trading’s involvement in crypto asset-related based products. The Company notes that Dorman Trading’s involvement in crypto asset-related products as an FCM and the associated risks are materially different than those of MGEX as the clearing house for the Bitnomial products.

U.S. Securities and Exchange Commission

April 6, 2023

As described on pages 114-115 of the Amended DRS, the risk to Dorman Trading is the same for crypto and non-crypto asset-related products and is limited to the credit risk with respect to client accounts it has and market risk relating to potential adverse price movements in the event a client defaults and the loss exceeds the value of the funds the client has deposited with Dorman Trading. To manage these risks, Dorman Trading applies minimum margin requirements from the futures exchanges to its clients and may require margin in excess of the futures exchange minimum for clients that present an unusual risk profile, such as positions in futures contracts that are relatively illiquid. It also employs credit administration practices that are guided by policies that address customer selection, account documentation, and the determination of creditworthiness.

As disclosed on page 156 of the Amended DRS, Dorman Trading has no direct relationship with the Bakkt Warehouse and thus has no exposure to Bakkt in the event of a Bakkt bankruptcy. In the event of a bankruptcy at Bakkt Warehouse, Dorman Trading would look to ICE Clear for financial settlement in lieu of physical settlement on behalf of its affected clients.

14.	We note your disclosure on page 130 that Dorman's business involves establishing and carrying open positions for clients on regulated futures exchanges and that Dorman must post and maintain margin or credit support. For the periods presented, please quantify for us:

•	the level of open crypto-related positions for clients established and carried by Dorman;

•	volume, maximum volume, and trending for financially and, separately, physically settled crypto asset-related product transactions related to Dorman;

•	the amount of your financial exposure associated with crypto-related transactions associated with Dorman; and

•	any losses incurred by you as a result of crypto-related transactions related to Dorman.

Response: The Company advises the Staff that revenue and trading volumes generated from crypto asset-related products, both cash and physically settled during the twelve months ended December 31, 2022, were immaterial to Dorman Trading.

The largest volume month during the twelve months ended December 31, 2022 for the physically-settled crypto assert-related futures did not exceed 6% of the total volume of both the cash and physically-settled crypto asset-related positions held for Dorman Trading clients during that month. Physically-settled crypto asset-related products traded by clients of Dorman Trading trended down in the latter half of 2022 as compared to financially-settled crypto asset products.

The Company further advise the Staff that the amount of financial exposure associated with crypto asset-related transactions associated with Dorman Trading was immaterial to Dorman Trading as of December 31, 2022. Dorman Trading’s financial exposure to crypto asset-related transactions is identical to its financial exposure associated with other asset classes and is a function of credit and market risk. As the member of the derivatives clearing organization that clears the positions of Dorman Trading client positions, Dorman Trading must make financial settlement whether or not the Dorman Trading client defaults. Dorman Trading is not required to settle in crypto assets in the event of a client default. Dorman Trading is therefore subject to the credit risk of a client default and market risk of adverse price movements at a time a client with open positons defaults. These risks are mitigated by the requirement that clients of Dorman Trading must post margin for their positions.

Dorman Trading has incurred no losses as a result of crypto asset-related transactions to date.

U.S. Securities and Exchange Commission

April 6, 2023

Our Growth Strategy

Further monetizing and enhancing our data and analytics capabilities, page 137

15.	Please briefly describe the terms of publishing MIAX Pearl Equities market data on the Pyth Network, including how BSX earns PYTH tokens for the data it provides. Also describe the characteristics of the PYTH tokens, and BSX's plans and policies relating to PYTH tokens, including whether BSX stakes the tokens on the PYTH Network. Address any risks attendant to the publication of data on the Pyth Network, the characteristics of the PYTH tokens, BSX's policies related to the use of the PYTH tokens and the custody arrangements for the PYTH tokens. In addition, disclose where BSX stores its PYTH tokens, and, to the extent that BSX uses a third-party custodian for the tokens, describe BSX's custody procedures and arrangements by identifying its third-party custodians and the material terms of the agreements, including:

•	What portion of the tokens are held in hot wallets and cold wallets.

•	The geographic location where the tokens are held in cold wallets.

•	Whether any auditors or other persons are responsible for verifying the existence for the tokens held by third-party custodians.

•	Whether any insurance providers have inspection rights associated with the digital assets held in storage.

•	A description of the custodian's insurance and the degree to which such policies provide coverage for the loss of BSX's PYTH tokens.

Response: BSX, a Bermudian company, has subscribed for MIAX Pearl Equities Market Data (“PEMD”) as an uncontrolled data distributor and delivers certain PEMD information to the Pyth Network. BSX, as an initial data provider to the Pyth Network, acquired initial PYTH tokens (“Initial PYTH Tokens”) for the initial data provided. The acquisition of the Initial PYTH Tokens by BSX was done as an issuance exempt from U.S. registration under Regulation S.

The Pyth network is an oracle that publishes financial market data to multiple blockchains. The Pyth market data is contributed by a number of publishers. Each price feed publishes an aggregate of publisher prices. Price feeds are available on multiple blockchains and can be used in off-chain applications.

BSX may earn Reward PYTH tokens for the data it provides to the Pyth network generally based on the quality of the market data (“Reward PYTH Tokens”). While BSX has been advised that it has earned certain Reward PYTH Tokens, none of the Reward PYTH Tokens have been issued to date.

BSX held the Initial PYTH Tokens in the FTX Account (hot wallet). On November 11, 2022, FTX and approximately 100 affiliated entities filed for Chapter 11 bankruptcy. As described on pages 9, 40, 93 and 136 of the Amended DRS, as a result of the FTX Bankruptcy, the FTX website is no longer active or accessible and BSX no longer has access to the Initial PYTH Tokens. BSX has been advised by the Pyth Foundation that it may receive replacement tokens for the Initial PYTH Tokens that were stored at FTX.

BSX plans to hold any replacement Pyth tokens it receives for the Initial PYTH Tokens (the “Replacement Tokens”) and any Reward Pyth Tokens (together, the “PYTH Tokens”) in a non-FTX replacement account or hot wallet. BSX has not staked PYTH tokens on the Pyth Network. The PYTH tokens currently have characteristics similar to so called “utility tokens” — they serve or are expected to serve specific functions within the Pyth ecosystem. They may also be viewed as security tokens. Accordingly, BSX intends to hold the PYTH Tokens and not transfer such tokens unless done in compliance with applicable law.

Aside from potentially receiving no value in return for the data it provided to the Pyth Network, since the Initial Tokens are no longer accessible and BSX may never receive the Reward PYTH Tokens, the Company does not believe there are any risks attendant to the publication of data on the Pyth Network. As BSX had been holding the Initial Tokens in the FTX Account and not using the tokens for any purpose, it does not believe there are related risks other than the custody risks described related to the inaccessibility of the FTX Account or similar risks of inaccessibly with a replacement account.

U.S. Securities and Exchange Commission

April 6, 2023

In the event Replacement Tokens are issued, BSX will evaluate any replacement custodian for the tokens.

Prior to its bankruptcy, FTX was operating from the Bahamas. Only BSX personnel, who are located in Bermuda, could access the FTX Account. Such BSX personnel were responsible for verifying the existence of the tokens held at the FTX Account.

No auditors or other persons are responsible for verifying the existence of the tokens held by third-party custodians.

The Company is not aware of whether any insurance providers of FTX have inspection rights associated with the digital assets held in storage. The Company has no information on the custodian's insurance or the degree to which such policies provide coverage for the loss of BSX's PYTH tokens.

16.	We note your response to comment 4 and disclosure on pages 9 and 137 that the value of tokens held by BSX was immaterial as of September 30, 2022. Please:

•	quantify for us the number and value of the tokens held by BSX;

•	clarify for us whether all of these are PYTH tokens and, if not, specify what other tokens are held; and

•	explain to us how you valued these tokens.

Response: The Company has attributed a value of $600,000 to the PYTH Tokens earned in 2022. The Initial PYTH tokens and the Reward PYTH tokens are all of the PYTH tokens issued to BSX or earned by BSX to date and BSX does not hold, nor has it been issued, any tokens other than these PYTH tokens. The Company valued the Initial PYTH tokens based on the stand-alone selling price of the services delivered. The Company ascribed no value to the Reward PYTH tokens as these have not been issued to BSX as of December 31, 2022. In addition, the Company subsequently impaired the entire value of PYTH Tokens of $600,000 as of December 31, 2022, as disclosed in the Amended DRS on pages 19, 40, 85, 93 and 136.

CFTC Regulation - MGEX, page 153

17.	We note your disclosure on page 154 of total monthly volume of contracts traded on Bitnomial Exchange. Please revise your disclosures to additionally quantify dollar volumes associated with these contracts and the amount of your financial exposure associated with them.

Response: The Company advises the Staff that MGEX has not incurred any loss associated with clearing Bitnomial products. The maximum potential loss calculated through MGEX’s stress testing process has remained zero through the life of the Bitnomial contracts due to margin and security deposits of Bitnomial clearing members held by MGEX for Bitnomial products far exceeding all exposures. We note that Bitnomial open interest has never surpassed 163 contracts, so even with the most extreme price moves, MGEX would not expect there to be a loss after considering mitigating collateral. Nevertheless, the Company has added disclosure on page 152 of the Amended DRS to provide quantitative detail specific to Bitnomial transactions to quantify dollar exposures associated with these contracts based on the notional value of these contracts prior to applying any mitigating collateral.

U.S. Securities and Exchange Commission

April 6, 2023

Miami International Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4. Revenue Recognition

Transaction and clearing fees, page F-14

18.	We note you account for rebates paid for certain customer transactions as consideration payable to a customer and you record them separately as transaction rebates, which are classified within cost of revenue in the consolidated statement of operations. Please provide us with an accounting analysis explaining what consideration you have given to ASC 606-10-32-25 and supporting your conclusions and accounting treatment of these rebates.

Response: The Company advises the Staff that, in applying ASC 606-10-32-25, the Company identified two types of rebates paid to customers. The first type are tiered discounts offered to customers based on the amount of trades that are executed on the Company’s exchanges. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the consolidated statements of income. The second type of rebates paid to customers are liquidity payments, which the Company considers to be a distinct transaction and records as a cost of revenue in liquidity payments on the consolidated statements of income. The Company believes that providing (or removing) liquidity is a distinct service that is provided by customers, as the Company benefits from having an enhanced liquidity pool available on its markets, and that it is separately identifiable given its separation on the published fee schedules. The Company believes that the enhanced liquidity pool attracts order flow and promotes order execution on the Company’s trading platforms. Through enhanced order flow, and therefore higher market share, the Company also earns additional market data revenue from the Securities Information Processor (SIP) plans and the Options Price Reporting Authority (OPRA), and the Company’s own proprietary market data becomes more valuable as more trades are included. Also as market share grows on the Company’s exchanges, so does the need for the Company’s customers to become connected to markets, which results in higher connectivity revenue. Therefore, the Company accounts for the purchase of this service from its customers as an expense, just as it would account for the purchase of services acquired from any other vendor, in accordance with ASC 606-10-32-26. For clarity, the Company has changed the presentation of transaction rebates within cost of revenues to liquidity payments.

U.S. Securities and Exchange Commission

April 6, 2023

Dorman Trading, LLC

Notes to Financial Statements

Summary of Significant Accounting Policies, page F-80

19.	Please revise to provide an accounting policy which defines and addresses payables to "customers" and “noncustomers” and indicate if these amounts relate to any transaction rebate activity. In addition, clarify for us where any related expense is reflected in the income statement.

Response: The Company has added Dorman Trading’s accounting policy related to payables to customers and noncustomers on page F-58 of the Amended DRS. Additionally, the Company advises the Staff that these accounts are not related to any transaction rebate activity and therefore no related expense is recognized in the income statement.

Revenue Recognition, page F-80

20.	Please revise to disclose the components of “other client revenue” as well as the associated accounting for each of the components for the periods presented. Refer to ASC 606-10-50.

Response: The Company has revised Dorman Trading’s revenue recognition disclosure on  pages F-57-F-58 of the Amended DRS to address the Staff’s comment.

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

Very Truly Yours,

/s/ Herbert Kozlov
Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comply, Esq., Miami International Holdings, Inc.
Paul Tropp, Esq., Ropes & Gray LLP